Exhibit 12

LEVI STRAUSS & CO. AND SUBSIDIARIES

Statements re: Computation of Ratio of Earnings to Fixed Charges

	Year Ended
	November 28,		November 29,		November 30,		November 25,		November 26,
	2010		2009		2008		2007		2006
	(Dollars in thousands)

Earnings:
Income before income taxes	$235,598		$189,925		$369,266		$376,535		$346,880
Add: Fixed charges	190,425		199,358		197,385		253,606		281,758
Add: Amortization of capitalized interest	152		309		264		65		60
Subtract: Capitalized interest	881		39		568		1,051		524

Total earnings	$425,294		$389,553		$566,347		$629,155		$628,174

Fixed Charges:
Interest expense (includes amortization of debt discount and costs)	$135,823		$148,718		$154,086		$215,715		$250,637
Capitalized interest	881		39		568		1,051		524
Interest factor in rental expense(1)	53,721		50,601		42,731		36,840		30,597

Total fixed charges	$190,425		$199,358		$197,385		$253,606		$281,758

Ratio of earnings to fixed charges	2.2	x	2.0	x	2.9	x	2.5	x	2.2	x

(1)	Utilized an assumed interest factor of 33% in rental expense.